04017760

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

RECEIVED APR 09 2004

SEC FILE NUMBER
8- 30108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/03* (MM/DD/YY) AND ENDING *12/31/03* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *AMVESCAP Services, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street, 2nd Floor

(No. and Street)

Atlanta	*GA*	*30361*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ribes *404-439-3053*

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800	*Atlanta*	*GA*	*30308*
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Paul Ribes*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *AMVESCAP Services, Inc.*, as of *December 31*, 20*03*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAYNE M. HARTRANFT NOTARY EXPIRES GEORGIA MAR. 5, 2006 PUBLIC DEKALB COUNTY

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMVESCAP
RETIREMENT

Securities offered through
AMVESCAP Services, Inc.
400 Colony Square, Suite 2200
1201 Peachtree Street, N.E.
Atlanta, Georgia 30361
(800) 284-2896
Member NASD/SIPC

VIA FEDERAL EXPRESS

April 8, 2004

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re: AMVESCAP Services, Inc. (BD No. 14007)

Ladies and Gentlemen,

In response to a letter dated March 26, 2004 from the NASD to the above-mentioned broker/dealer, enclosed please find two originals of the Annual Audit Facing Page Focus Form X-17A-5, Part III. The initial filing of audited financials made for the above-referenced broker/dealer included copies of the facing page; therefore, the two originals are enclosed to replace the copies included in the initial filing.

If you should have anything further with respect to this matter, please contact the undersigned at (404) 479-2895.

Please acknowledge receipt of the enclosures by marking the enclosed copy of this letter with the filing date and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

Sincerely,

Wayne DeWitt

Wayne DeWitt
General Counsel

Enclosure